N E W S R E L E A S E

January 23, 2013

Nevsun 2013 Outlook and Production Guidance

2013 OBJECTIVES

  Maintain top quartile safety performance at Bisha operations
  Execute on social and environmental commitments
  Complete successful transition to copper production in mid-2013
  Deliver copper expansion on budget
  H1 2013 - Produce 80,000 to 90,000 ounces of gold
  H2 2013 - Produce 60 to 80 million pounds of copper (for 2014 see below)
  Obtain expanded exploration rights and commence generative exploration
  Publish resource estimate for Northwest Zone and drill Hambok deposit
  Continue paying peer leading dividends

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) today announces its 2013 outlook for planned gold and copper production from the Bisha mine in Eritrea. The Bisha mine, operated by Nevsun’s 60 percent owned subsidiary Bisha Share Mining Company (BMSC), is one of the highest grade open pit base metal deposits in the world and has a mine life in excess of 12 years.

Cliff Davis, Nevsun CEO commented, “Following a very successful 2012, Nevsun looks forward to starting up a world class copper concentrate production operation and continued expansion of its resources portfolio through generative exploration programs.  Nevsun will also continue to actively evaluate potential acquisition opportunities.”

Corporate Social Responsibility

Nevsun expects that BMSC will maintain top quartile safety performance at Bisha operations and work towards maintaining lost time injury rates that are less than North American mining industry average. The Bisha training school, scheduled to be completed in March 2013, will enhance the skill sets and future job advancement opportunities for the Eritrean workforce. During 2013 BMSC is scheduled to complete ecological/biodiversity and reptile and amphibian assessment studies and Nevsun will publish the 2012 Corporate Social Responsibility Report, Nevsun expects that BMSC will continue to enhance CSR program initiatives to reflect evolving international standards.

Copper Expansion Project

Nevsun expects that BMSC will complete copper expansion project construction on time and on budget.  As of the date of this news release, approximately 80% of the forecasted project expenditures of $125M had been spent, ordered or arranged.

Copper Guidance

On cessation of gold production in mid-2013, BMSC will commence copper concentrate production and optimization of the new facilities. During ramp up, BMSC plans to produce 60 to 80 million pounds of copper in concentrate in H2 2013 through processing nearly 900,000 tonnes of ore from Bisha Main pit averaging 5.2% copper feed grade.  Based on the mine plan, the copper will be contained in 100,000 to 120,000 tonnes of concentrate exceeding 30 percent copper grades.

2014 will be a full year of copper production and is expected to be in the order of 200 million pounds of copper.

Gold Guidance

As previously disclosed, BMSC will conclude gold production during the first half of 2013 as reserves will be depleted. Prior to conclusion BMSC plans to produce 80,000 to 90,000 ounces of gold during the first half of 2013 through processing 800,000 tonnes of remaining oxide ores from Harena and Bisha Main pits at a combined 3.7 grams per tonne.

Nevsun expects cash costs per gold ounce will increase significantly compared with the first half of 2012 as a result of lower feed grades, longer haul distances, more mined material and more drill and blast consumables.

After the conclusion of gold production BMSC will de-commission and retain the carbon-in-leach plant so it can be put back into operation should Nevsun’s regional exploration efforts yield more oxide deposits.

Exploration Plans

Nevsun has expanded its exploration drilling program at the Northwest Zone as mineralization continues along strike to the northeast.  The objective is to complete drilling and release an initial NI 43-101 resource in the second half of 2013. At the recently acquired Hambok deposit on the Mogoraib exploration license, Nevsun plans to commence drilling to confirm the historic resource, while updating the geological and resource models.

Nevsun will also drill test already identified high priority targets on the Mogoraib exploration license and new targets on the Bisha mining license. The new targets include mineralized extensions and potential separate clusters of volcanogenic massive sulfide (VMS) deposit on the existing Bisha mining license. Nevsun will continue efforts to expand the licensed exploration areas beyond the existing 143.9 km2.

Forward Looking Statements

This news release contains forward-looking statements regarding future gold and copper production and grade, copper phase expansion, mine performance, completing construction on time, drilling plans and programs, growing resources, exploration programs, expanding exploration licenses, dividend plans and possible acquisition activity. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013.  Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011 and the Company’s Management Discussion and Analysis for the quarter ended September 30, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com